

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
185 Berry Street, Suite 1300
San Francisco, California 94107

> **Re:** **Jaguar Animal Health, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 16, 2014**
> **CIK No. 0001585608**

Dear Ms. Conte:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

Lisa A. Conte
Jaguar Animal Health, Inc.
July 14, 2014
Page 2

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4. Please revise the table on pages 3 and 63 to include a new column for the last completed milestone for each product candidate by indication. Additionally, please do not include planned events in this table that you do not expect to accomplish in the next 12 months as anticipated near-term milestones.

Risk Factors, page 11

5. We note on page 26 in the third paragraph of the risk factor labeled "We are dependent upon our license agreement with Napo and if the agreement is terminated for any reason our business will be harmed," you discuss the risk that creditors or a trustee in bankruptcy could attempt to assert claims against you relating to your formation. Please relocate the information in the third paragraph to a new risk factor that would follow this risk factor. Please expand this information to briefly explain the concept of a fraudulent conveyance and how a plaintiff may seek to apply it to your situation. Additionally, please expand your disclosure to discuss Napo's solvency at the time of the transaction and presently.

Use of Proceeds, page 43

6. We note that you expect to use funds to further develop Canalevia and Neonorm. Please expand your disclosure to include the approximate amount you plan to allocate to each of the studies you expect to fund with the proceeds. For each study disclose the related indication.

7. We note that you plan to allocate funds for establishing manufacturing capabilities. Please expand your disclosure to provide the location and size of the manufacturing facilities you expect to be able to construct with the allocated proceeds and the products and amount of such products that the facilities will be able to manufacture.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Accounting for Stock-Based Compensation, page 58

8. Please provide the following information separately for each equity issuance after December 31, 2013 through the date you request effectiveness of any filed registration statement:
   • The date of the transaction;
   • The number of shares/warrants or options issued/granted;
   • The exercise price or per share amount paid;
   • Your fair value per share estimate and how the estimate was made;
   • The identity of the recipient, indicating if the recipient is a related party;

- Nature and terms of any concurrent transactions; and
- The amount of any compensation element.

Progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. Also, note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, common shares and preferred shares until an amendment containing the estimated offering price is filed.

9. Please revise your disclosure to highlight that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Business, page 61

10. We note that Canalevia and Neonorm are distinct products. Please expand your disclosure to clarify if Neonorm contains crofelemer. Additionally, please discuss the differences between these two products.

11. We note that Canalevia and Neonorm are both for the treatment of diarrhea. Please explain your decision to develop each of these products for the species you have designated.

12. We note that you describe MUMS on page 61. Please revise your disclosure to discuss how the FDA would qualify a drug candidate for this designation for dogs or cats and how the FDA would expedite the process through final approval.

13. We note on page 35 that you do not believe that Neonorm fits the definition of an animal drug, food or food additive and therefore is not regulated by the FDA at this time. Please expand your disclosure to state how you believe the FDA will classify Neonorm based on any guidance or correspondence from the FDA, as well as an analysis explaining why Neonorm is not an animal drug, food, or food additive.

14. We note on page 61 that you plan to complement your efforts to market Canalevia with a distribution partner. Please clarify that you do not currently have a distribution partner.

15. We note on page 61 that you expect to initiate filing of a rolling NADA for Canalevia for CID in dogs. Please revise your disclosure to discuss the differences between a standard NADA and a rolling NADA. Additionally, please describe the requirements which must be met for the FDA to consider a request for a rolling NADA, and disclose the nature of all discussions and correspondence with the FDA regarding rolling NADA status.

16. We note on page 61 that you have six investigational new animal drug applications. Please expand your disclosure to describe the INADs submitted for Canalevia and each of your other product candidates by indication, if applicable, and disclose when these INADs were filed and by whom.

17. We note on page 67 that a number of clinical studies of crofelemer were conducted by Napo in dogs. Please discuss the clinical studies that you relied on to establish a safety database. Please also provide any results related to all primary and secondary efficacy endpoints. To the extent you provide this information, please also disclose the related p-values and conclusions you reached as to statistical significance. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result. Alternatively, if no statistical analysis was performed please disclose that also.

Our Solution, page 70

18. To the extent known, please provide a description of the mechanism of action for Neonorm similar to the description provided for Canalevia on page 66.

Manufacturing, page 75

19. Please expand your disclosure to discuss intellectual property rights related to the manufacture of Fulyzaq that you do not license and explain how you intend to manufacture crofelemer and Neonorm.

Competition, page 76

20. We note that you state that Canalevia will face competition from products approved for use in humans that are used extra-label in animals. Please expand your disclosure to discuss the possible extra-label use of Fulyzaq and other likely candidates.

Napo License Agreement, page 76

21. Please supplementally provide us with a copy of the security and collateral assignment agreement between Napo and Nantucket Investments Limited.

Patent Portfolio, page 78

22. Please clarify that your patents cover formulations and methods of use for crofelemer and Neonorm.

23. We note that you have patent protection through at least October 14, 2017 in certain listed foreign countries for the patents under the Napo License Agreement. We also note that you have filed three provisional patent applications in the U.S. Please identify any

material patents or patent applications that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information comparable to your disclosures regarding your three provisional patent applications in the U.S. In that regard, we note disclosure throughout your prospectus discussing the EU systems and the market for these drug candidates in the EU, such as your disclosure on pages 21, 76, and 81. Alternatively, if you do not intend to pursue the commercialization of your products in Europe in reasonable proximity to pursuing commercialization in the US, please clarify throughout the prospectus and consider eliminating or modifying your disclosure regarding EU systems and markets, as may be applicable.

MUMS Designation, page 80

24. Please expand the discussion to disclose the approximate number of dogs that suffer from CID and the number of annual veterinarian visits for dogs with CID.

Marketing Exclusivity, page 80

25. We note that, if your NADA is for a drug that contains an API that has previously been approved, you may only be entitled to a three-year marketing exclusivity. Please expand your disclosure to discuss how the approval of Fulyzaq for treatment in humans may impact your period of exclusivity for Canalevia.

Management, page 83

26. Please clarify if Ms. Conte intends to continue to be the interim CEO of Napo.

Director Compensation, page 89

27. We note that you intend to make annual equity grants to directors. Please update your disclosure to include the new director compensation if you determine the terms of your director compensation program prior to this offering.

Executive Compensation, page 90

28. We note on page 90 that you paid Napo $394,866 for services provided by its employees pursuant to a service agreement. Please disclose all such compensation as required by Item 402 of Regulation S-K, even if the compensation is due to a transaction between your company and a third party. See Regulation S-K Item 402(m)(1) for guidance. Additionally, please file the service agreement as an exhibit.

Principal Shareholders, page 97

29. We note on page 98 in the footnote number 1 to the table of beneficial owners that Napo's five-person board of directors has ownership and control of the shares of common

stock held by Napo. Please revise your disclosure in the footnote to identify each of these individuals who share beneficial ownership of the shares held of record by Napo.

Index to Financial Statements, page F-1

30. Please tell us why it is appropriate to present only the financial statements of Jaguar Animal Health, Inc. since its inception on June 6, 2013. Tell us why you do not present any predecessor financial information from your parent, Napo Pharmaceuticals, Inc. In this regard, please substantiate why it is inappropriate to present either carve-out financial statement of the animal health activity of your parent for 2012 and 2013 or the financial statements of your parent for 2012, 2013 and 2014 with pro forma information for the latest fiscal year and subsequent interim period that removes the business activities other than the animal health activities. Reference for us the authoritative literature you rely upon to support your presentation.

Notes to Financial Statements
8. Redeemable Convertible Preferred Stock, page F-15

31. Please explain your consideration of the terms governing adjustments to the initial conversion price of $2.2472 per share in determining the accounting treatment for the Series A redeemable convertible preferred stock. Reference for us the authoritative literature you rely upon to support your accounting.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Donald C. Reinke
       Marianne C. Sarrazin
       Reed Smith LLP
       101 Second Street, Suite 1800
       San Francisco, California 94105